Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-161296

September 16, 2009

LIME ENERGY CO. (“LIME”)

Free Writing Prospectus

THIS INFORMATION SUPPLEMENTS THE INFORMATION CONTAINED IN LIME’S PRELIMINARY PROSPECTUS DATED AUGUST 28, 2009.

Lime issued the following press release in connection with the filing of this free writing prospectus with the Securities and Exchange Commission:

Lime Energy Awarded Contract for National Grid Program

Lime Energy Will Provide a Projected $27 Million in Energy Efficiency Upgrades for Customer Facilities Under Small Business Energy Efficiency Program

ELK GROVE VILLAGE, Ill., Sept. 15, 2009 (GLOBE NEWSWIRE) — Lime Energy (Nasdaq:LIME) announced today that they have been awarded a competitive bid contract to provide program management and implementation services for National Grid, one of the world’s largest investor owned utilities. Lime will be the exclusive provider for the Small Business Energy Efficiency Program for National Grid’s market area in Western New York, where the program is available to customers with an average monthly demand of 100 kW or less. The program provides customer incentives of up to 70% of project costs for upgrades including energy efficient lighting, lighting controls and refrigeration measures — with the ability to finance the customer share of the cost on-bill for up to 24 months, interest free. As the Regional Program Administrator, Lime will provide program marketing, project development and engineering, material procurement, database administration and turnkey project implementation.

The Program is being implemented in response to New York State’s Energy Efficiency Resource Standard which aims to reduce energy usage statewide by 15% by 2015. For the initial contract period which runs through the end of 2011, based on the overall size of the Program throughout National Grid’s market area in New York State, Lime estimates that it has the opportunity to provide National Grid with more than 79 million kilowatt-hours of energy efficiency resources. Lime expects that a program of this size would involve as many as 6,000 customer facilities and result in as much as 20 Megawatts of permanent load reduction.

“This program brings together several of Lime’s strengths including the marketing and development of energy efficiency projects, expertise in lighting technology and familiarity with the commercial & industrial market,” stated Adam Procell, President of Lime Energy’s Energy Consulting and Technical Services group. “We are delighted to have the opportunity to work with National Grid, a leader in energy efficiency, in delivering a program that will have far-reaching environmental and economic benefits for Western New York.”

About National Grid

National Grid is an international energy delivery company. In the U.S., National Grid delivers electricity to approximately 3.3 million customers in Massachusetts, New Hampshire, New York and Rhode Island, and manages the electricity network on Long Island under an agreement with the Long Island Power Authority (LIPA). It is the largest distributor of natural gas in the northeastern U.S., serving approximately 3.4 million customers in Massachusetts, New Hampshire, New York and Rhode Island. National Grid also owns over 4,000 megawatts of contracted electricity generation that provides power to over one million LIPA customers.

About Lime Energy Co.

Lime Energy is a leading provider of integrated energy engineering, consulting and implementation solutions specializing in improving the energy efficiency of our clients’ facilities, reducing their operating costs and carbon emissions. We focus on two specific markets: the commercial and industrial market, including utilities, and the public sector market, working primarily with energy service companies (“ESCOs”). Our clients include commercial and industrial businesses, property owners and managers, utilities, and ESCOs serving U.S. government and educational institutions. We focus on deploying solutions to reduce the energy-related expenditures of our client’s facilities and the impact of their energy use on the environment, including energy efficient lighting upgrades, energy efficiency mechanical and electrical retrofit and upgrade services, water conservation, weatherization and renewable project development and implementation. We provide energy efficiency solutions across all of our clients’ facilities, ranging from high-rise office buildings to manufacturing plants, retail sites, mixed-use complexes and large, government sites to small, local facilities. The company’s stock is traded on NASDAQ under the symbol LIME. Additional information is available at the company’s website at www.lime-energy.com or by calling 847-437-1666.

The Lime Energy logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5171

FORWARD-LOOKING STATEMENTS

This news release includes forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 including statements that reflect Lime Energy’s current expectations about its future results, performance, prospects and opportunities. Lime Energy has tried to identify these forward-looking statements by using words and phrases such as “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plan,” “should,” “typical,” “preliminary,” “hope,” or similar expressions. These forward-looking statements are based on information currently available to Lime Energy and are subject to a number of risks, uncertainties and other factors that could cause Lime Energy’s actual results, performance, prospects or opportunities in 2009 and beyond to differ materially from those expressed in, or implied by, these forward- looking statements. These risks include that less of the overall Program spending or resources will be allocated to the Western New York market area than Lime Energy has estimated and those risks described in Lime Energy’s most recent Annual Report on Form 10-K or as may be described from time to time in Lime Energy’s subsequent SEC filings; such factors are incorporated here by reference.

CONTACT:  Bristol Capital Ltd.

Investor Relations

Glen Akselrod

(905) 326-1888

glen@bristolir.com

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To review a filed copy of the preliminary prospectus dated August 28, 2009, click on the following link: http://www.sec.gov/Archives/edgar/data/1065860/000104746909008050/a2194365zs-1a.htm

The information contained in, or that can be accessed through, the company’s website is not part of this free writing prospectus.

Lime has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Lime has filed with the SEC for more complete information about Lime and the offering to which the preliminary prospectus dated August 28, 2009 relates.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lime, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wedbush Securities Inc. at 1-800-422-4309.